Mail Stop 3561

July 25, 2006

Mr. Francis P. Jenkins, Jr.
Chairman of the Board and Chief Executive Officer
Shermen WSC Acquisition Corp.
c/o The Shermen Group
1251 Avenue of the Americas, Suite 900
New York, New York 10020

> **Re:** **Shermen WSC Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on**
> **Form S-1**
> **Filed on June 21, 2006**
> **File No. 333-133869**

Dear Mr. Jenkins:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our prior comment 20 from our letter of June 7, 2006 and we reissue in part our prior comment. In the prospectus, please discuss the financial ability of Mr. Jenkins to meet personal payment obligations to all vendors and prospective target businesses.

Prospectus Summary

2.   We note the disclosure in the risk factor section on page 20 regarding the non-competition provisions in the employment agreements of Messrs. Jenkins and Moshenek with Royster-Clark, Inc. In the prospectus summary and in more detail in the business section, please discuss the agreements and how these agreements will affect the business plan of Shermen WSC Acquisition. Please describe all limitations the agreements will have upon Shermen's ability to search for and enter into a business combination with entities engaged in the business of retail and wholesale distribution of mixed fertilizers primarily in the Southeast and Midwest regions of the United States. Please provide an analysis as to whether or not the current business of Shermen WSC Acquisition violates the agreement. Also describe the term "participation" and describe in more detail the impact that the agreements will have upon the structure of a possible business combination. In the business section, please discuss the related material terms of the employment agreements and file the agreements as exhibits.

Liquidation if no business combination, page 8

3.   In the subsection "Liquidation if no business combination," please clearly disclose that the proceeds held in trust could be reduced if third parties bring claims against the company.

4.   Please reconcile your page 9 disclosure that you "cannot provide investors with assurances of a specified timeframe for the dissolution and distribution" with your page 8 disclosure that you will dissolve and "promptly" distribute the amount in the trust account. We also note your usage of "immediately" on page 9 and 48 in a related disclosure. Please revise accordingly.

Risk Factors, page 13

5.   Based on our review of your disclosures and underlying documents, it would appear that the ability to exercise the warrants will depend on the availability of a state exemption for the sale and that you do not undertake any responsibility to register these transactions in states beyond your initial filing. However, as there will be a secondary trading market in these warrants, it is conceivable that warrant holders may be in states where a registration statement will not be in effect – and accordingly, based on their state of residence, the rights associated with their warrant may vary. Please include a separate risk factor discussing the state registration requirements, including a statement clarify in which states you will register (and which you will not) and stating the likely effect that this will have on the warrant holder.

Use of Proceeds, page 31

6.   In the use of proceeds table on page 31, we note the line item of $970,000 for
        "Legal, accounting and other expenses attendant to the due diligence
        investigations, structuring and negotiating of a business combination." We also
        note the disclosure on page 33 that "[w]e intend to use the working capital …
        with the balance of $460,000 being held in reserve for other expenses of
        structuring and negotiating our initial business combination, as well as for
        reimbursement of any out-of-pocket expenses incurred by out existing
        stockholders, directors and officers." Please explain these expenses in more
        detail. Please explain why there appears to be two separate amounts for
        structuring and negotiating a business combination and reimbursements for due
        diligence. Please explain which line item would be allocated to pay officers and
        directors or existing stockholders for due diligence. Please clearly indicate which
        line item will be allocated to pay third party fees for assisting the company in
        performing due diligence. Please reconcile theses expenses with the disclosure in
        the MD&A section.

7.   We note your response to our prior comment 28 from our letter of June 7, 2006
        and we reissue our prior comment. Please discuss all possible uses of the
        proceeds held in trust if such funds are released to the company. Please disclose
        whether any operating expenses or finders' fees could be paid from the proceeds
        held in trust upon the release of the funds to the company, if the funds from the
        net proceeds not held in trust and the interest earned on the trust account were
        insufficient to cover all operating expenses and fees. Please reconcile this
        disclosure with the disclosure in the MD&A section.

Management, page 58

8.   For each officer and director, please include all beginning and ending dates of
        employment.

Financial Statements

General

9.   Given that the offer and sale of the warrants and the securities underlying the
        warrants (including the Underwriter purchase option, "UPO") are included in the
        units being registered, the offer and sale of the underlying securities are registered
        at the time of effectiveness. As a result, it appears you will be required to file
        timely updates to this registration statement and deliver a current prospectus at the
        time such warrants are exercised. In light of this fact, please tell us how you plan
        to account for these warrants and the UPO upon issuance. In this regard, it
        appears that pursuant to the guidance in paragraphs 14-18 of EITF 00-19 you may

be required to account for the warrants and UPO as liabilities marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract, and as a result liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your proposed accounting for your warrants and UPO. We note that it appears you are currently assuming that the warrants and UPO will be classified as equity upon issuance. If you conclude that liability classification will be required upon issuance, please revise your capitalization table, pro forma disclosures and dilution information to properly reflect this classification.   Additionally, please add disclosure in the document describing your proposed accounting for the warrants upon issuance, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period.

Part II

Item 15. Recent Sales of Unregistered Securities

10.	Please describe the family members that are members of Shermen WSC Holdings. In addition, please disclose the facts relied upon to make the Section 4(2) exemption available for each transaction. For example, please discuss whether all the members of Shermen WSC Holdings were sophisticated or accredited investors and whether there was any general solicitation.

Exhibits

11.	Please file all of the agreements with the next amendment in order to allow the staff time to review the exhibits and file executed agreements wherever possible.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Raj Rajan at (202) 551-3388 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Cathey Baker at (202) 551-3326 or Thomas Kluck, who reviewed your filing, at (202) 551-3233 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Gerald Adler, Esq.
        FAX 212/698-3599